Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

HomesToLife Ltd (“we,” “us,” “our,” “HomesToLife Cayman,” or the “Company”) was incorporated as an exempted company with limited liability under the laws of Cayman Islands in the Cayman Islands on February 16, 2024 and has been listed on the Nasdaq Capital Market since 1 October 2024 under the stock code “HTLM”. It is a global furniture company headquartered in Singapore. Leveraging 50 years of heritage built by its founders, the Company combines wholesale distribution, consumer retail, and sourcing capabilities, supported by a diversified sourcing and supplier network across China, Vietnam and India. It operates through three core business divisions: (i) export division for supplying furniture to wholesale customers such as retailers and distributors worldwide, (ii) leather trading division and (iii) retail division with direct retail operations in Singapore and South Korea. Across these business divisions, the Company operates an integrated supply chain model that encompasses product design and development, sourcing from the Company’s manufacturing partners, and the coordination of logistics and distribution channels. This operating model enables the Company to translate designs into production-ready products efficiently, supporting both branded and white-label offerings, and allows the Company to deliver scale and consistency across multiple markets. The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging an integrated supply chain model and a global presence to deliver scale and consistency across multiple markets.

Recent business development

We aim to strengthen our position as a leading global platform for the design, sourcing, distribution and retail of premium upholstered furniture, while delivering sustainable growth across our export, leather trading and retail divisions. Going forward, we also plan to expand the Company’s presence to new markets in Asia-Pacific. We hope to achieve this through our strategies and future plans below:

●	Strengthen our brand positioning and marketing capabilities
●	Deepen and grow our export and wholesale channels in existing and new markets
●	Strategic expansion of our retail presence in Singapore, South Korea and overseas
●	Investment in design innovation and product development capabilities and collaborating with designers and technology partners

Forward-looking information

Certain statements in this report constitute forward-looking statements. Some of these statements can be identified by forward-looking terms such as “aim”, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will” and “could” or similar words or phrases or the negative of these terms or other similar expressions intended to identify statements about the future. However, please note that these words are not the exclusive means of identifying forward-looking statements. All statements other than statements of historical facts included here, including those regarding our financial position and results, business strategies, plans and objectives of management for future operations (including development plans and dividends), are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. In addition, their inclusion shall not be regarded as a representation or warranty by our Company that the plans and objectives of our Group will be achieved. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statement of Operations data for the six-month periods ended June 30, 2025, and 2026 in USD. For further information regarding the results of our operations, see our interim unaudited condensed consolidated financial statements appearing elsewhere in this report.

	Six months ended June 30,
	2025	2026
Revenues, net
From third parties	$170,117,861	$190,732,226
From related parties	10,656,942	7,572,880
	180,774,803	198,305,106
Cost of goods sold	(130,942,258)	(141,311,428)

Gross profit	49,832,545	56,993,678

Operating expenses:
Sales and distribution expenses	(31,092,110)	(36,967,422)
General and administrative expenses	(9,691,952)	(10,327,858)
Total operating expenses	(40,784,062)	(47,295,280)

Income from operations	9,048,483	9,698,398

Total other (expense) income, net	3,304,864)	(1,887,913)

Income before income taxes	12,353,347	7,810,485

Income tax expense	(2,329,272)	(1,742,947)

NET INCOME	$10,024,075	$6,067,538

Revenues

Our revenues increased by approximately $17.5 million or 9.7%, from approximately $180.8 million for the six months ended June 30, 2025 to approximately $198.3 million for the six months ended June 30, 2026. This growth was primarily driven by three factors:

(a)	$18.3 million or 11% increase in export sales, supported by stronger customer demand and higher sales volumes from existing customers across North America and Europe markets and offset by a slight decline in Asia-Pacific market;

(b)	$1.9 million or 57% increase in retail sales, attributable to the expansion of the retail stores and retail sales growth in Korea; and

(c)	offset by $2.7 million or 29% decrease in leather trading sales.

Cost of goods sold

Cost of goods sold primarily represents cost of acquiring leather and fabric upholstered furniture, raw hides from suppliers, inbound shipping and fulfilment costs necessary to bring inventory to its present location and condition, and inventory write-downs, which consist of allowance for obsolete and slow-moving inventories.

Cost of goods sold increased by $10.4 million, or 7.9%, to $141.3 million for the six months ended June 30, 2026 from $130.9 million for the six months ended June 30, 2025. The increase in cost of goods sold was primarily attributable to the increase in our revenues, partially mitigated by a more favorable sales mix.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2026 and 2025 was approximately $57.0 million and $49.8 million, respectively, with an increase of approximately $7.2 million or 14.4%.

During the six months ended June 30, 2026, gross profit margin was 28.7%, as compared to 27.6% for the six months ended June 30, 2025, increased by 1.1%. This improvement was attributable to a favorable shift in sales mix, which generated a higher gross profit margin.

We plan to closely monitor and optimize our sales mix from time to time to enhance our gross profit margin.

Sales and distribution expenses

Major components of sales and distribution expenses included salaries of our salespersons, sales commissions, provision for warranty expenses, ocean freights, and outwards land transport costs. For the six months ended June 30, 2026, sales and distribution expenses were $37.0 million, which increased by $5.9 million from $31.1 million for the preceding period. The increase was in line with the 9.7% higher sales value and 13.4% higher sales volume.

The increase in sales and distribution expenses of $5.9 million was primarily attributable to several factors, including higher ocean freight and inland trucking costs of $2.2 million driven by higher sales volume, a $2.3 million increase in commission expense, a $0.9 million increase in payroll expenses and a $0.8 million increase in USA export duties, which was in turn attributable to a 53% increase in US market sales.

General and administrative expenses

General and administrative expenses remained stable, increasing by $0.6 million or 6.6% from $9.7 million for the six months ended June 30, 2025 to $10.3 million for the six months ended June 30, 2026, which mainly related to the professional fee of $0.5 million incurred during the SGX secondary listing process.

Income from operations

As a result of the aforementioned, our income from operations was approximately $9.7 million for the six months ended June 30, 2026, and $9.0 million for the preceding period. The increase of approximately $0.6 million or 7.2% was primarily due to the increase in our gross profit, reflecting an increase in sales and gross profit margin, partially offset by higher operating expenses associated with the increase in business activities during the period.

Other income (expense)

Other income (expense) primarily consists of interest income, government subsidies, foreign exchange gain (loss), net gain from of related parties debt restructuring, scrap sofa sale income, change in fair value of derivatives financial instruments, and sundry income (expense), offset by interest expense and professional fees on acquisition of HTL Marketing.

For the six months ended June 30, 2026, our other income, net decreased by $5.2 million or 157.1% from other income of $3.3 million for the preceding period to other expense of $1.9 million. The decrease was mainly driven by the recording of a foreign exchange loss of $2.2 million for the six months ended June 30, 2026 as opposed to a foreign exchange gain of $4.3 million for the six months ended June 30, 2025, resulting in a net decrease of $6.5 million. This was largely due to the appreciation of RMB vis-à-vis USD, as our costs are largely denominated in RMB, and the depreciation of EUR vis-à-vis USD, as a portion of our sales are denominated in EUR.

The above was partially offset by a decrease in professional fees on acquisition of HTL Marketing of $1.3 million.

Income tax expenses

For the six months ended June 30, 2026, income tax expense was approximately $1.7 million, a decrease of approximately $0.6 million or 25.2% from $2.3 million for the preceding period. This decrease was primarily attributable to the decline in income before income taxes.

Net income

As a result of the foregoing, our net income for the six months ended June 30, 2026 and 2025 was USD6.1 million and USD10.0 million, respectively. Net profit margin for the six months ended June 30, 2026 and 2025 was 3.1% and 5.5%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2026 and December 31, 2025, our cash balance, including restricted cash was $18.2 million and $27.3 million, respectively. The Company’s primary sources of liquidity are cash flows from operations, existing cash balance, and credit facilities.

As of June 30, 2026, we reported working capital of approximately $18.3 million and retained earnings of approximately $3.0 million. For the six months ended June 30, 2026, we had aggregate cash outflows of approximately $9.1 million.

As of December 31, 2025, we reported working capital of approximately $20.4 million and retained earnings of approximately $2.8 million. For the six months ended June 30, 2025, we had aggregate cash outflows of approximately $4.8 million.

Working capital

The following table sets forth a summary of our working capital as of June 30, 2026 and December 31, 2025, respectively:

	As of
	December 31, 2025	June 30, 2026
Current assets	$125,765,852	$109,778,983
Current liabilities	105,360,761	91,436,919
Net current assets	$20,405,091	$18,342,064

As of June 30, 2026, current assets of $109.8 million comprised cash and cash equivalents of $17.9 million, restricted Cash of $0.2 million, accounts receivables, net of $74.8 million, net inventories of $10.1 million, deposit, and prepayments and other receivables of $6.7 million. Current liabilities of $91.4 million comprised accounts payable of $4.6 million, accounts payable, related parties of $63.7 million, customer deposits of $1.2 million, accrued liabilities and other payables of $6.7 million, short-term borrowings of $7.3 million, lease liabilities of $2.3 million, warranty liabilities of $1.9 million, and income tax payable of $3.7 million. As a result of the foregoing, net current assets of June 30,2026 was $18.3 million.

As of December 31, 2025, current assets of $125.8 million comprised of cash and cash equivalents of $27.3 million, accounts receivables, net of $76.0 million, inventories, net of $9.6 million, deposit, prepayments and other receivables of $5.9 million, and amounts due from related parties of $7.0 million. Current liabilities of $105.4 million comprised of accounts payable of $4.5 million, accounts payable, related parties of $74.9 million, customer deposits of $1.2 million, accrued liabilities and other payables of $6.1 million, short-term borrowings of $10.4 million, warranty liabilities of $2.2 million, derivatives financial instruments of $0.07 million, income tax payable of $4.2 million, and lease liabilities, current portion of $1.9 million. As a result of the foregoing, working capital as of December 31, 2025 was $20.4 million.

CASH FLOWS

The following table sets forth a summary of our cash flows for the period indicated:

	Six months ended June 30,
	2025	2026
	USD	USD
Net cash used in operating activities	(11,241,457)	(8,266,135)
Net cash used in investing activities	(557,755)	(1,951,009)
Net cash provided by financing activities	5,966,454	1,457,160
Effect on exchange rate change on cash and cash equivalents, and restricted cash	1,043,524	(299,544)
Net change in cash and cash equivalents, and restricted cash	(4,789,234)	(9,059,528)
BEGINNING OF PERIOD	24,860,621	27,276,091
END OF PERIOD	20,071,387	18,216,563

Operating activities

For the six months ended June 30, 2026, we recorded net cash used in operating activities of $8.3 million, which consisted of net income of $6.1 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of $0.2 million, allowance for obsolete inventories of $0.2 million, written-off inventories of $13,400, benefit for deferred income taxes of $21,775, provision for allowance for expected credit losses of $0.2 million, provision for warranty liabilities of $3.1 million, provision for reinstatement cost of $0.1 million, non-cash lease expense of $0.1 million, change in fair value of derivative financial instruments of $74,765, and other things. Change in operating assets and liabilities primarily included increase in inventories of $0.7 million, increase in deposit, prepayments, and other receivables of $0.8 million, decrease in accounts payable of $14.5 million, decrease in warranty liabilities of $3.4 million, decrease in income tax payable of $0.4 million and decrease in customer deposits of $7,142, being partially offset by decrease in accounts receivables of $1.0 million, increase in accrued liabilities and other payables of $0.6 million, and other things.

For the six months ended June 30, 2025, we recorded net cash used in operating activities of $11.2 million, which consisted of net income of $10.0 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of property, plant and equipment of $0.1 million, allowance for obsolete inventories of $40,053, written-off of inventories of $0.2 million, benefit for deferred income taxes of $0.1 million, provision for allowance for expected credit losses of $4,665, provision for warranty liabilities of $4.0 million, provision for reinstatement cost of $77,277, non-cash lease expense of -$40,750, change in fair value of derivative financial instruments of $0.8 million and other things. Change in operating assets and liabilities primarily included increase in accounts receivables of $4.7 million, increase in inventories of $2.4 million, increase in deposits, prepayments, and other receivables of $2.0 million, decrease in warranty liabilities of $3.0 million, and decrease in accounts payable of $17.3 million, being partially offset by increase in customer deposits of $0.4 million, increase in accrued liabilities and other payables of $2.1 million, increase in income tax payable of $1.1 million and other things.

Investing activities

For the six months ended June 30, 2026 and 2025, we recorded net cash used in investing activities of $2.0 million and $0.6 million, respectively, which were the purchase of property, plant and equipment for these periods.

Financing activities

For the six months ended June 30, 2026, we recorded net cash provided by financing activities of $1.5 million, proceeds from short-term borrowings of $10.7 million, repayments of short-term borrowings of $13.8 million, dividend paid to shareholders of the Company of $5.8 million, prepaid deferred offering cost of $62,537, and advances from related parties of $10.5 million.

For the six months ended June 30, 2025, we recorded net cash provided by financing activities of $6.0 million, amount due from related parties-reorganization and scrapping of $7.1 million, proceeds from short-term borrowings of $40.2 million, repayments of short-term borrowings of $32.1 million, repayments to related parties of $21.4 million and advances from related parties of $12.2 million.

Future Capital Requirements

Historically, our primary use of cash has been to finance working capital needs. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with our cash and cash equivalents, accounts receivables and operating cash flows.

We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

Our capital requirements for 2026 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to operating leases. We lease some of our office facilities, retail stores and warehouses. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices, which further constrains our cash liquidity.

In order to enhance the growth in export sales and retail business, we expect to incur approximately $2.3 million in the business development projects and the launch of more sales and marketing campaigns to expand the market exposure.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this filing, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and credit facility.

Capital Expenditures

Our capital expenditures amounted to approximately $2.0 million and $0.6 million relating to the purchase of property, plant and equipment for the six months ended June 30, 2026 and 2025, respectively.

We plan to fund our future capital expenditures with our existing cash balance and cash flows from our operations. We will continue to make capital expenditures to meet the expected growth of our business, including property renovation, office equipment and leasehold improvements.

Contractual Obligations

We have also entered into commercial operating lease agreements with various third parties, for the use of retail stores and warehouses.

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment Due by Period
Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	US$	US$	US$	US$	US$
Operating lease obligations	7,677,157	2,299,696	3,143,435	1,156,969	1,077,057
Short-term borrowings	7,263,986	7,263,986	-	-	-
Total	14,941,143	9,563,682	3,143,435	1,156,969	1,077,057

Off-Balance Sheet Arrangements

We have off-balance sheet financial guarantees but do not have other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements but have entered into derivative contracts on foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

	June 30, 2025	December 31, 2025	June 30, 2026
Off Balance Sheet Agreement	$’ million	$’million	$’million
Issuance of letter of credit	4.3	2.5	3.5
Outstanding foreign exchange derivative contracts	85.7	126.2	-

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the six months ended June 30, 2025 and 2026, the customers who accounted for 10% or more of our total revenues and our account receivables balances at period-end date, are presented as follows:

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Sales	Percentage of sales	Account receivables
	USD		USD
Customer A	45,472,851	25%	24,873,022

	Six months ended June 30, 2026		As of June 30, 2026
Customer	Sales	Percentage of sales	Account receivables
	USD		USD
Customer A	45,775,489	23%	24,999,968

Concentration risk in major vendors

For the six months ended June 30, 2025 and 2026, the vendors, being related parties, who accounted for 10% or more of our cost of goods sold and our outstanding accounts payable balances at period-end date, are presented as follows:

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Furniture (China) Co., Ltd. (related party)	51,541,144	39%	8,810,225
HTL Furniture (Changshu) Co., Ltd. (related party)	40,378,968	31%	19,438,331
HTL Furniture Vietnam Company Limited.	6,922,039	5%	5,165,713
HTL Furniture (Kunshan) Co., Ltd. (related party)	13,726,028	10%	15,783,278

	Six months ended June 30, 2026		As of June 30, 2026
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	USD		USD
HTL Furniture (China) Co., Ltd. (related party)	56,306,447	40%	6,225,310
HTL Furniture (Changshu) Co., Ltd. (related party)	41,393,853	29%	24,708,054
HTL Furniture Vietnam Company Limited.	16,049,743	11%	12,469,427
HTL Furniture (Kunshan) Co., Ltd. (related party)	13,407,373	9%	13,583,247

Liquidity risk

Our policy is to regularly monitor our liquidity requirements, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and long term. See “Liquidity and Capital Resources” for details.

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $43 million, which bear annual interest at the effective average rate ranging from 5.39% to 5.71% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support its furniture export and leather trading operations. These banking facilities are secured by an irrevocable corporate guarantee provided by GHC with a maximum aggregate amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans. As of December 31, 2025 and June 30, 2026, the short-term borrowings were $10.4 million and $7.3 million, respectively.

If HTL Marketing defaults on its obligations, GHC would be required to repay the outstanding amounts under the guarantee. A material default could adversely affect GHC’s capacity to support the Company’s future financing requirements.

While the guarantee does not create direct financial obligations for the Company, any operational disruption at HTL Marketing such as a loan termination would negatively impact the Company’s consolidated revenues and gross profit, as HTL Marketing accounts for approximately 96% of the Company’s export sales.

We closely monitor HTL Marketing’s loan utilization and repayment status on a monthly basis, and GHC provides quarterly updates regarding its continued ability to maintain the guarantee.

Economic and political risk

The Group is exposed to economic and political risks arising from fluctuations in macroeconomic conditions, including changes in economic growth, inflation, interest rates, and foreign exchange rates, which may affect customer demand, operating costs, and profitability. In addition, the Group operates across multiple jurisdictions and is subject to political and regulatory uncertainties, such as changes in trade policies, tariffs, foreign investment regulations, tax regimes, and sanctions, as well as potential geopolitical tensions that could disrupt business operations or supply chains. While the Group mitigates these risks through geographic diversification, ongoing monitoring of regulatory developments, and the implementation of appropriate risk management measures, adverse economic or political developments may still have a material impact on the Group’s operations and financial performance.